Exhibit 12.1

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2017	2016	2015	2014	2013

Earnings:
Income (loss) before income tax expense (benefit)	$431	$356	$(226)	$861	$157
Interest expense	816	856	715	734	920
Implicit interest in rents	26	28	13	10	10
Total earnings	$1,273	$1,240	$502	$1,605	$1,087
Fixed charges:
Interest expense	$816	$856	$715	$734	$920
Implicit interest in rents	26	28	13	10	10
Total fixed charges	$842	$884	$728	$744	$930
Ratio of earnings to fixed charges	1.51	1.40	*	2.16	1.17

*	Earnings did not cover total fixed charges by $226 million in 2015.

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